EXHIBIT 99.7

Capital Resources Group, Inc. 11250 Roger Bacon Drive • Suite #18 • Reston, VA 20190 • Tel (703) 464-9055 • Fax (703) 464-9058

March 14, 2011

Mr. John P. McBride
President and CEO
West End Bank, S.B.
34 South 7th Street
Richmond, Indiana 47374

RE: Business Plan

Dear Mr. McBride

          Capital Resources Group, Inc. (“CRG”) is pleased to provide you with this engagement letter that describes the business planning services that we propose to provide to West End Bank, S.B. and its parent mutual holding company (the “Bank”) in connection with the Bank’s mutual-to-stock conversion transaction.

          CRG is an investment banking and financial consulting firm with considerable experience in working with financial institutions in the structuring of financial transactions and assisting in the preparation of strategic and regulatory business plans. The senior staff of CRG have worked with savings banks and thrifts for over 25 years in connection with the conversion process. CRG has detailed financial data bases and proprietary financial projection models that support our efforts in these areas.

Proposed Services

          The approval of the Bank’s business plan by federal and state regulators will constitute an important initial step in the mutual-to-stock conversion process. CRG will work closely with your management team in preparing a business plan that meets the requirements and expectations of the regulators. Our business planning efforts on your behalf would include the following:

1.
Prepare a pre-conversion strategic planning presentation for the OTS in a format acceptable to the OTS that clearly demonstrates the business purposes for the transaction. You will be required to discuss this presentation with the OTS prior to the filing of the Application for Conversion. This presentation will highlight the Bank’s reasons for undertaking the conversion and the key post-conversion business strategies and objectives. The presentation will also include preliminary summary pro forma financial projections that reflect the impact of the conversion on the Bank’s capital position and operating results. If appropriate, we will accompany senior management and conversion counsel in the pre-conversion conference with the OTS.

CAPITAL RESOURCES GROUP, INC.
Mr. John P. McBride
March 14, 2011

2.
Assist the Bank in preparing a comprehensive regulatory business plan that will be filed as a part of the Application for Conversion. This business plan will conform to the existing federal regulatory guidelines. The business plan will detail the Bank’s financial results as well as its operating strategies both before and after the conversion. The business plan will include financial projections for the Bank for a three year period in a quarterly format that incorporates the impacts of the conversion offering. The business plan will also present three year pro forma financial projections on a quarterly basis that reflects the Bank and its newly formed stock holding company on a consolidated basis.

3.
CRG will assist the Bank and conversion counsel in responding to any regulatory comments or questions in connection with the Bank’s business plan and assist in gaining the appropriate regulatory approval of the plan.

4.	If required, CRG will assist the Bank in the preparation of any update to the business plan to reflect the update of recent financial results prior to approval of the conversion application.

Fee Structure

For the services offered herein, CRG’s fee structure consists of the following:

1.
For our work effort in connection with the preparation of both the pre-conversion strategic planning presentation and comprehensive regulatory business plan, our fee will be $30,000, with (i) $5,000 payable at the time of execution of this engagement letter, (ii) $10,000 payable at the time of finalization of the pre-conversion strategic planning presentation and (iii) $15,000 payable at the time of filing of the regulatory business plan.

2.	Our fee for any required update of the business plan will be fixed at $7,500.

          In addition, the Bank agrees to reimburse CRG for our direct expenses related to this engagement. We estimate that our reimbursable expenses for any travel, communication, computer, copying and mailing expenses will not to exceed $5,000.

**************

CAPITAL RESOURCES GROUP, INC.
Mr. John P. McBride
March 14, 2011

          To engage our services, please sign in the space provided below and return a copy of the signed letter to me. I have enclosed an initial invoice in the amount of $5,000 as a retainer to be credited against professional fees and expenses incurred. Should you have any questions, please give me a call at 703-801-4237 or contact me via email at davidrochester@capr.com. We look forward to the opportunity of working with you on this very exciting transaction.

Sincerely,

CAPITAL RESOURCES GROUP, INC
/s/ David P. Rochester
David P. Rochester Chairman and Chief Executive Officer

AGREED TO AND ACCEPTED BY:

West End Bank, S.B.

/s/ John P. McBride	April 1, 2011
John P. McBride	Date
President and CEO

Enclosure:
Invoice #303-01

West End BP Proposal 2011-03-14.DOC